Exhibit 99.1

Royal Bank of Canada to repurchase up to 30 million of its common shares

TORONTO, March 9, 2017 — Royal Bank of Canada (RBC) (“RY” on TSX and NYSE) today announced that the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions (OSFI) have approved its normal course issuer bid to purchase, for cancellation, up to 30,000,000 of its common shares.

The shares that may be repurchased represent approximately 2% of the bank’s outstanding common shares. As of February 28, 2017 there were 1,475,123,916 common shares of the bank outstanding. The TSX limits annual normal course issuer bid purchases to the greater of 5% of the issuer’s outstanding common shares or 10% of the issuer’s public float. In computing the ratio of our normal course issuer bid size relative to the bank’s common shares outstanding, we deducted from the common shares outstanding 20,000,000 common shares purchased under the bank’s previous normal course issuer bid, pursuant to TSX rules.

Purchases under the normal course issuer bid may commence on March 14, 2017 and continue until March 10, 2018, when the bid expires. Purchases may be made through the TSX, the New York Stock Exchange (NYSE) and other designated exchanges and alternative Canadian trading systems. The price paid for any such repurchased shares will be the prevailing market price at the time of acquisition. Purchases may also be made through other means permitted by the TSX and applicable securities laws, including under specific share repurchase programs pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

The amount of purchases on the TSX on any given day will not exceed 563,255 common shares, which is 25% of the average daily trading volume on the TSX for the six months ending February 28, 2017. The average daily trading volume of the bank’s shares on the TSX for that six-month period, calculated in accordance with the rules of the TSX for the purposes of the bid, was 2,253,021 shares.

The normal course issuer bid will give us the flexibility to manage the bank’s capital position while generating shareholder value.

The bank’s previous normal course issuer bid for the purchase of 20,000,000 shares commenced on June 1, 2016 and was completed on March 7, 2017. The bank repurchased all 20,000,000 shares under the prior bid.

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RBC also announced that it will repurchase common shares under two specific share repurchase programs (the “Programs”). RBC will enter into two separate agreements (the “Agreements”) with third parties to repurchase common shares through daily purchases. Any purchases under the first agreement for up to 10,000,000 common shares must occur on or before April 13, 2017. The purchases under the second agreement for up to 5,000,000 common shares will commence once the purchases under the first agreement are completed and must occur on or before April 27, 2017. The Programs will form part of RBC’s normal course issuer bid for up to 30,000,000 common shares announced today.

Pursuant to the terms of the Agreements, and subject to the terms of issuer bid exemption orders issued by the Ontario Securities Commission (the “Orders”), the third parties will purchase RBC’s common shares on Canadian markets for the purpose of enabling the third parties to fulfil their delivery obligations to RBC under the Agreements. The price that RBC will pay for any common shares purchased by it from the third parties under the Agreements will be negotiated by RBC and the third parties and will be at a discount to the prevailing market price of RBC’s common shares on the Canadian markets at the time of purchase. Information regarding the number of common shares purchased and aggregate price paid will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, following the completion of each Program.

Pursuant to the terms of the Agreements and the Orders, all purchases made by the third parties or its agents on the TSX and other Canadian markets pursuant to the Programs will be made in accordance with the TSX rules applicable to the normal course issuer bid, subject to limited exceptions as provided in the Orders. In addition, RBC and any non-independent purchasing agent acting on its behalf are prohibited from purchasing any other common shares during the term of each Program. RBC will acquire common shares from the third parties pursuant to the Agreements as part of the normal course issuer bid and such common shares will be cancelled upon purchase by RBC.

Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the normal course issuer bid by Royal Bank of Canada and specific share repurchase program. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

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By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the proposed normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2016 Annual Report and in the Risk management section of our Q1 2017 Report to Shareholders; global uncertainty, the Brexit vote to have the United Kingdom leave the European Union, weak oil and gas prices, cyber risk, anti-money laundering, exposure to more volatile sectors, technological innovation and new Fintech entrants, increasing complexity of regulation, data management, litigation and administrative penalties, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this press release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2016 Annual Report, as updated by the Overview and outlook section in our Q1 2017 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Investor Contacts:

Shirley Boudreau, Shareholder Relations, 416-955-7806

Asim Imran, Investor Relations, 416-955-7804

Media Contact:

Sandra Nunes, Financial Communications, 416-974-1794